Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 8 March 2023

CHANGES TO WOODSIDE BOARD

Retirement of Dr Sarah Ryan and Dr Christopher Haynes from the Woodside Board

The Board of Woodside announces the retirement of Dr Sarah Ryan and Dr Christopher Haynes as Directors of Woodside. Dr Ryan and Dr Haynes will be standing down from their respective offices with effect from the conclusion of Woodside’s 2023 Annual General Meeting, scheduled to be held on 28 April 2023 (2023 AGM).

Dr Haynes has served on Woodside’s Board since 2011 and is a member of the Audit & Risk Committee, the Sustainability Committee and the Nominations & Governance Committee.

Dr Ryan joined the Woodside Board in December 2012 and serves on the Audit & Risk Committee, the Sustainability Committee and the Nominations & Governance Committee.

Woodside Chair Mr Richard Goyder said that Dr Ryan and Dr Haynes have provided outstanding service to the Woodside Board during their tenure and their contribution to Woodside’s success has been invaluable.

“In recent years, Chris and Sarah, together with the other Directors, have guided Woodside through a global pandemic, volatile energy markets and other challenging external conditions, and each played a significant role in the successful completion of Woodside’s merger with BHP Petroleum in 2022. On behalf of the Woodside Board, I sincerely thank Chris and Sarah for their efforts during their time at Woodside,” Mr Goyder said.

Appointment of Mr Arnaud Breuillac

The Woodside Board is pleased to announce the appointment of Mr Arnaud Breuillac as a non-executive Director, effective immediately.

“We warmly welcome Arnaud to the Board of Woodside,” Mr Goyder said.

“Arnaud has a deep understanding of the energy transition and the corresponding role of energy suppliers through this period, and beyond and brings a wealth of relevant experience to the Woodside Board. We expect Arnaud will bring invaluable leadership insights to the Woodside Board.”

A graduate of French engineering school École Centrale de Lyon, Mr Breuillac has had a forty-year tenure with major global energy player, TotalEnergies, holding positions across the Middle East, continental Europe and central Asia before retiring from his role as President Exploration & Production at the end of 2021 after seven years in the seat. Mr Breuillac holds directorships on the boards of UK-based Trident Energy Ltd and French underground hydrocarbon products storage facility operator, Géosel Manosque SAS.

Mr Breuillac joins Woodside as an independent non-executive Director and member of the Human Resources & Compensation, the Sustainability and the Nominations & Governance Committees.

Mr Breuillac will stand for election as a non-executive Director at the 2023 AGM.

Recommendation to elect Ms Angela Minas at 2023 AGM

The Board of Woodside is also pleased to recommend Ms Angela Minas for appointment as a Director of Woodside at the 2023 AGM. Further information regarding the Board’s recommendation will be contained in the 2023 AGM Notice of Meeting.

“We are looking forward to welcoming Angela to the Board of Woodside after the 2023 AGM,” Mr Goyder said.

“Angela has extensive experience in regulated industries internationally and an impressive background in finance, risk and compliance (including in US Sarbanes-Oxley Act (‘SOX’) financial reporting compliance), performance management, business transformation and mergers and acquisitions.

We consider these attributes complement the Board’s existing mix of skills and experience at an important time in Woodside’s history,” Mr Goyder noted.

Ms Minas is an experienced financial executive with strong capital market experience and broad exposure to the energy and natural resources spectrum, including exploration and production, midstream, oilfield services, petrochemicals, mining and basic materials. Ms Minas holds directorships on the boards of natural gas gathering, processing and storage business Crestwood Equity Partners L.P. (NYSE:CEQP), multinational manufacturing group Vallourec S.A., (EN:VK) and ethylene production facilities operator Westlake Chemical Partners (NYSE:WLKP).

If elected at the 2023 AGM, Ms Minas will join the Woodside Board as an independent non-executive Director and a member of the Audit & Risk, the Sustainability and the Nominations & Governance Committees.

Contacts:
INVESTORS		MEDIA

Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249	Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.